MDS INC.

Special Meeting of Shareholders of MDS Inc. (“MDS”)

October 20, 2009

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

TOTAL SHARES VOTED:  81%
OF ISSUED & OUTSTANDING:  120,137,186

Matters Voted Upon:

	Voted by Proxy
	Outcome of Vote	% in Favour

1. Sale of MDS Analytical Technologies	Carried by a show of hands	99.7